Exhibit 99.1

Galmed Pharmaceuticals Reports Third Quarter 2025 Financial Results and Provides Business Update

TEL AVIV, Israel, November 26, 2025 /PRNewswire/ —Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company focused on liver, cardiometabolic, and gastrointestinal oncology indications, reports financial results for the three and nine months ended September 30, 2025 and recent developments.

Financial Summary – Third Quarter 2025 vs. Third Quarter 2024

●	Cash and cash equivalents, short term deposits, restricted cash and marketable debt securities totaled approximately $19.2 million as of September 30, 2025, compared to approximately $15.4 million at December 31, 2024.

●	Net loss amounted to approximately $2.0 million, or $0.33 per share, for the three months ended September 30, 2025, compared to a net loss of approximately $1.9 million, or $2.31 per share, for the three months ended September 30, 2024.

●	Research and development expenses amounted to approximately $1.1 million for the three months ended September 30, 2025, compared to approximately $0.7 million for the three months ended September 30, 2024. The increase resulted primarily from clinical and pre-clinical studies expenses.

●	General and administrative expenses amounted to approximately $1.0 million for the three months ended September 30, 2025, compared to approximately $1.3 million for the three months ended September 30, 2024. The decrease resulted primarily from decrease in salaries and benefit expenses.

●	Financial income, net amounted to approximately $0.2 million for the three months ended September 30, 2025, compared to financial income of $0.1 million for the three months ended September 30, 2024.

Recent Business Updates

●	On November 17, 2025, Galmed announced top-line results from its joint research with Virginia Commonwealth University (VCU) evaluating Aramchol’s effect on overcoming drug resistance in gastrointestinal (GI) cancers, which showed that a 3-drug combination of Aramchol, Stivarga® and Metformin significantly enhanced gastrointestinal tumor cells, killing in-vivo and in-vitro

●	On November 18, 2025, Galmed announced meaningful top-line results from its AM-001 Study, a Phase 1 bioavailability study of Aramchol Meglumine

●	During 2025, Galmed raised approximately $9.3 million through its equity line and ATM facilities.

About Galmed Pharmaceuticals Ltd.

We are a biopharmaceutical company focused on the development of Aramchol. We have focused almost exclusively on developing Aramchol for the treatment of liver disease and we are currently seeking to advance the development of Aramchol for oncological indications outside of NASH and fibrosis. In addition, as part of our growth strategy, we are actively pursuing opportunities to expand and diversify our product pipeline specifically targeting cardiometabolic indications and other innovative product candidates that align with our core expertise in drug development.

Forward-Looking Statements:

Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the development and approval of the use of Aramchol or any other product candidate for indications outside of non-alcoholic steatohepatitis, or NASH, also known as metabolic dysfunction-associated steatohepatitis, or MASH, and fibrosis or in combination therapy; the timing and cost of any pre-clinical or clinical trials of Aramchol or any other product candidate we develop; completion and receiving favorable results of any pre-clinical or clinical trial; regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration or the European Medicines Authority, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of Aramchol and any future product candidates; our ability to comply with all applicable post-market regulatory requirements for Aramchol, or any other product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for Aramchol, or any other product candidate; third-party payor reimbursement for Aramchol, or any other product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; our expectations regarding licensing, acquisitions and strategic operations; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; the security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel, risks relating to our digital asset management strategy, including the highly volatile nature of the price of cryptocurrencies and other digital assets, the risk that our share price may be highly correlated to the price of the cryptocurrencies and other digital assets that we may hold, risks related to increased competition in the industries in which we do and will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies and other digital assets generally, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes and those risks and uncertainties identified in Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission (“SEC”) on August 25, 2025. We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 2, 2025 in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

GALMED PHARMACEUTICALS LTD.

Consolidated Balance Sheets

U.S. Dollars in thousands, except share data and per share data

	As of	As of
	September 30, 2025	December 31, 2024
Assets

Current assets
Cash and cash equivalents	$3,314	4,652
Short-term deposit	7,560	3,496
Restricted Cash	124	121
Marketable debt securities	8,177	7,183
Other receivables	549	672
Total current assets	19,724	16,124

Investment in associate at fair value	1,593	2,119
Loan to associate	267	257
Total non-current assets	1,860	2,376

Total assets	$21,584	$18,500

Liabilities and stockholders’ equity

Current liabilities
Trade payables	$1,674	$1,308
Other payables	798	865
Total current liabilities	2,472	2,173

Stockholders’ equity
Ordinary shares par value NIS 1.80 per share; Authorized 50,000,000; Issued and outstanding: 5,479,231 shares as of September 30, 2025 and 1,664,884 shares as of December 31, 2024	2,786	742
Additional paid-in capital	222,602	216,470
Accumulated other comprehensive loss	(316)	(416)
Accumulated deficit	(205,960)	(200,469)
Total stockholders’ equity	19,112	16,327

Total liabilities and stockholders’ equity	$21,584	$18,500

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Operations (Unaudited)

U.S. Dollars in thousands, except share data and per share data

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Research and development expenses	1,086	738	2,778	1,907

General and administrative expenses	1,009	1,273	2,690	2,727

Total operating expenses	2,095	2,011	5,468	4,634

Financial income, net	(203)	(97)	(503)	(326)

Impairment of Associate	-	-	526	-

Net loss	$1,892	$1,914	$5,491	$4,308

Basic and diluted net loss per share	$0.33	$2.31	$1.47	$6.11

Weighted-average number of shares outstanding used in computing basic and diluted net loss per share	5,460,476	829,500	3,743,362	705,427

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Cash Flows (Unaudited)

U.S. Dollars in thousands

	Nine months ended September 30,
	2025	2024
Cash flow from operating activities

Net loss	(5,491)	(4,308)

Adjustments required to reconcile net loss to net cash used in operating activities
Depreciation and amortization	-	83
Stock-based compensation expense	306	415
Amortization of premium on marketable debt securities	21	-
Derivative expenses	32	-
Impairment of Associate	526	-
Interest income from short-term deposits	(164)	36
Interest income from loan to associate	(10)	-
Loss from realization of marketable debt securities	(9)	3
Finance expenses	(3)	1
		-
Changes in operating assets and liabilities:
Decrease in other accounts receivable	123	54
Increase (decrease) in trade payables	366	(537)
Increase (decrease) in other accounts payable	(67)	342
Net cash used in operating activities	(4,370)	(3,911)

Cash flow from investing activities
Purchase of available for sale securities	(1,689)	(3,329)
Withdrawal from (investment in) short term deposits	(3,900)	1,500
Sale of available-for-sale securities	786	4,267
Net cash provided by (used in) investing activities	(4,803)	2,438

Cash flow from financing activities
Issuance of ordinary shares in relation to ATM (**)	7,664	3,938
Issuance of ordinary shares in relation to SEPA (*)	174	4,400
Net cash provided by financing activities	7,838	8,338

Increase (decrease) in cash and cash equivalents and restricted cash	(1,335)	6,865
Cash and cash equivalents and restricted cash at the beginning of the period	4,773	2,978
Cash and cash equivalents and restricted cash at the end of the period	3,438	9,843

Supplemental disclosure of cash flow information:

Cash received from interest	$618	324

Guy Nehemya,

Chief Operating Officer,

Galmed Pharmaceuticals Ltd.,

investor.relations@galmedpharma.com,

+972-3-693-8448